UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians,

15 - 18 Earlsfort Terrace

Saint Kevin’s

Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

As previously disclosed in a Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 19, 2023, the 2023 Annual General Meeting of Shareholders (the “AGM”) of Fusion Fuel Green plc (the “Company”) was originally scheduled for 1:00 pm (Dublin time) on September 29, 2023 at the offices of the Company’s counsel, Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. At such time and place, the AGM was duly called to order and adjourned until October 6, 2023 at the same time and place to allow additional time for the Company to obtain a quorum necessary for action to be taken at the AGM.

At 1:00 p.m. Dublin time on October 6, 2023, the Company held the AGM. Under the Company’s constitution and Irish law, a quorum was present. The items of business considered by the Company’s shareholders at the AGM and a final tabulation of votes cast for and against each proposal, as well as the number of abstentions and broker non-votes with respect to each proposal, are set forth below:

1. The re-election of Jeffrey E. Schwarz for a three-year term.

For	Against	Abstain	Broker Non-Vote
3,478,175	440,045	6,233	0

2. To re-appoint KPMG as the Company’s statutory auditors.

For	Against	Abstain	Broker Non-Vote
3,900,549	14,151	9,753	0

3. To authorize the board of directors of the Company to fix the remuneration of the Company’s statutory auditors.

For	Against	Abstain	Broker Non-Vote
3,888,199	15,096	21,158	0

 4. To authorize the board of directors of the Company to allot securities under Irish law.

For	Against	Abstain	Broker Non-Vote
3,843,696	57,495	23,262	0

5. To authorize the board of directors of the Company to opt out of statutory pre-emption rights under Irish law.

For	Against	Abstain	Broker Non-Vote
3,857,319	43,677	23,457	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: October 10, 2023	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer